June 10, 2005

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D,C, 20549

Re: Interactive Motorsports and Entertainment Corp.
      Form 10-KSB for the year ended December 31, 2004
      File No. 000-30771

Dear Mr. Jacobs,

I am in receipt of your letter dated May 19, 2005, and have authorized David Smith of our company to prepare the company's response to each of your inquiries in the space below.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies
   L.        Revenue Recognition and Unearned Revenue


Question:

1. We note your disclosure here and under Item 5. Please advise us of, and disclose in future filings, how you determined and recorded the fair value for the common stock warrants issued in connection with your sale to Race Car Simulation Corporation. In addition, specifically tell us how your accounting complies with EITF 96-18 and 01-9.

Response:

         The parties to the various agreements in this transaction are Dolphin Direct Equity Partners, LP. ("Dolphin"), Race Car Simulation Corporation ("RCSC"), and Interactive Motorsports and Entertainment Corp ("IMTS"). We recorded the warrant transaction as a sale of warrants to Dolphin, and allocated a portion of the transaction proceeds toward the purchase of the warrants. The fair value of the common stock warrants was determined using the Black-Scholes valuation model. Appropriate data was input to determine volatility, the risk free interest rate, and the term of exercise.

EITF 96-18 states that "Transactions in which equity instruments are issued in exchange for the receipt of goods or services may involve a contemporaneous

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exchange of the equity instruments for the goods or services...." EITF 96-18 goes on to state "This issue address transactions described above in which...(2) the counterparty receives shares of stock, stock options, or other equity instruments in settlement of the entire transaction..."

It is our position that EITF 96-18 does not apply to this transaction. IMTS did not issue the warrants in consideration of goods delivered, or services rendered. The warrants were sold, and cash was received from the buyer for full consideration of the transaction. IMTS did not receive any goods or services from RCSC as a result of the transaction.

EITF 01-9 addresses how to account for consideration given by a vendor to a customer in a sales transaction. Again, the warrants were sold to Dolphin, and IMTS received cash for the warrants. IMTS also sold RCSC our NASCAR racing simulators and a management agreement in the same transaction. The total transaction was accounted for using guidance from EITF 00-21. The cash received was allocated to the warrants, management agreement, and the simulators on a pro-rata basis by using a fair value percentage.


Question:

2. In a supplemental response, please summarize the relevant terms under your management service agreement with Race Car Simulation Corporation. In your response, include the relevant terms, deliverables and obligations under this arrangement. In addition, tell us what impact, if any, your non-performance under this arrangement would have on the Asset Purchase Agreement.

Response:

         The terms of the management service agreement call for IMTS to provide maintenance services for the simulators that were sold, to negotiate terms for existing and new revenue share agreements involving the sold simulators as may be necessary from time to time, and to relocate the sold simulators to new revenue share locations if necessary. The objective of the agreement is to insure that the simulators are in a condition that allows the continued production of the revenue stream resulting from the use of the simulators.

IMTS is compensated using a formula in the agreement agreed to by the parties. It is management's expectation that it will take at least five years from the initiation of the agreement before IMTS receives any compensation for its services. The agreement terminates upon the mutual agreement of the parties to do so.

Non-performance by IMTS of this management agreement could result in an increase in the downtime of the simulators sold to RCSC. If the downtime were to increase significantly, it could impair the ability of the parties who lease the simulators from RCSC to make their revenue share payments to RCSC in a timely fashion. If the revenue share payments are not made, or are late by a
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substantial time period, RCSC can instead require IMTS to make the revenue share payment to RCSC, on behalf of the parties who lease the simulators from RCSC, after providing notice as dictated in the Asset Purchase Agreement. There is no provision in the agreements for any type of refund of the purchase price.


Question:

3. We note that you estimated and deferred the cost of services under your management service agreement. This does not appear to meet the criteria for entity-specific or vendor-specific objective evidence of fair value as discussed in EITF 00-21. In a supplemental response, please tell us, and disclose in future filings, how the delivered item in this arrangement meets the criteria as a separate unit of accounting. In addition, tell us how you allocated the arrangement consideration between the delivered item and the undelivered item. Refer to EITF 00-21.

Response:

The overriding deliverable in this agreement is the company's obligation to provide maintenance services for the simulators that were sold to RCSC. Per EITF 00-21, three criteria must be met to qualify as a separate unit of accounting. A discussion of each criteria follows:

1) The delivered item has value to the customer on a standalone basis. That item has value on a standalone basis if the customer has the ability to resell the delivered item. Existence of an observable market for the deliverable is not required. In this case, the obligation for IMTS to service simulators for at least the next five years could be sold to any other entity that has purchased or will be purchasing simulators from IMTS. The five year period goes well beyond the warranty we provide on simulators sold to third parties, or the warranty provided by the manufacturers of the components we use to assemble the simulators.
2) There is objective and reliable evidence of the fair value of the undelivered items. In this case, we relied on historical data collected since inception on the cost to maintain our existing simulator fleet. This analysis yielded a cost per simulator that was then applied to the simulators sold to RCSC, with the cost per simulator adjusted for inflation in each succeeding year of the five year term before the company expects to receive compensation for the services provided under the management agreement.
3) If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probably and in control of the vendor. Although delivery of the maintenance services is probable and under the control of IMTS, this criteria is not applicable since there was no right of return afforded to RCSC on the sale of the simulators.
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Based on the above criteria, we determined that the management agreement was indeed a separate unit of accounting whose value could be readily determined. Based on the same criteria above, we also determined that the simulators and the warrants were also separate units of accounting. The determination of the fair value of the management agreement was discussed in item 2 above. The determination of the fair value of the warrants was discussed in the response to Question 1 above.

The fair value of the simulators was determined by averaging the price per simulator of the only three executed sales contracts that IMTS had entered into prior to the sale of the 34 simulators to RCSC. The average price was then adjusted downward for the fact that the three prior sales contracts were for new simulators, while the sale to RCSC was for simulators that were not new. The adjusted price per simulator was then multiplied by the number of simulators sold at December 31, 2004 to arrive at the total fair value of the simulators sold.

Once the fair values of the three deliverables were determined, the transaction price was allocated to each deliverable on a pro rata basis of the total fair value of all the deliverables. The sale of the simulators and the warrants were recorded on the income statement, while the management agreement was recorded as deferred revenue on the balance sheet.


Note 5, Debt and Credit Arrangements

Question:

4 We note here and in Note 9 that certain of your debt obligations are personally guaranteed by principal shareholders. Supplementally, tell us, and disclose in future filings, how you account for these guarantees. Refer to SAB Topic 5T (SAB 79).

Response:

         SAB Topic 5T describes how to account for the costs a company may incur related to the debt from or a guarantee by a related party. IMTS does not incur any expense associated with this guarantee from one of our principal shareholders, nor do we place any value on this guarantee on our financial statements. IMTS will disclose in future filings that no value has been attributed to the personal guarantee of the principal shareholder.


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Thank you in advance for your assistance in ensuring our compliance with the applicable disclosure requirements and in our efforts to enhance the overall disclosures in our future filings. Please feel free to call me or David Smith if you should have further questions. Our corporate office number is (317) 295-3500. My extension is 107, and David's is 102.

Sincerely,


/s/ William R. Donaldson

William R. Donaldson
Chief Executive Officer and Chief Financial Officer